# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002150855
Persons authorized to receive notices and communications: Matthew Kane, 75 Rockefeller Plaza, 19th Floor, New York, New York (NY), 10019, (212) 220-2660

## Reporting persons
- BasePoint Group Inc. (CIK 0002150855): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,414,790; shared voting power 0; sole dispositive power 23,414,790; shared dispositive power 0; aggregate amount beneficially owned 23,414,790 (26.8% of the class)
  Comment: The percentage of class is calculated based upon approximately 87,400,000 shares of Common Stock outstanding, as reported on the Issuers 8-K filed with the SEC on August 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, New York (NY), 10105

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D ("Statement" or "Schedule 13D") is being filed by BasePoint Group, Inc., referred to herein as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is 75 Rockefeller Plaza, 19th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of the Reporting Person is providing asset-based financing to commercial, fintech and consumer originators.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Statement is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
No funds or other consideration were used by the Reporting Person to acquire the shares of Common Stock reported herein.

On August 11, the Issuer completed its previously announced merger transaction (the Merger) in accordance with the terms and conditions of the Agreement and Plan of Merger, dated by December 11, 2025, by and among the Issuer, Katapult Merger Sub 1, Inc., Katapult Merger Sub 2, LLC, CCF Holdings LLC, and Aarons Intermediate Holdco, Inc. See Item 2.01 of the Issuers current report on Form 8K filed with the Commission on August 11, 2026 for additional information regarding the completion of the Merger.

In connection with the Merger, (a) 22,801,805 shares of Common Stock were issued to certain funds and accounts managed by the Reporting Person solely as non-cash merger consideration in exchange for such funds and accounts pre-merger holdings of (i) shares of common stock in Aarons Intermediate Holdco, Inc. and (ii) membership interests in CCF Holdings LLC, and (b) 612,985 shares of Common Stock were received as partial satisfaction of certain contingent payment obligations arising as a result of the Merger.

The Reporting Person holds the securities of the Issuer for investment purposes and intends to review its investments on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Persons review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuers business, financial condition, operations and prospects; price levels of the Issuers securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons beneficial ownership in securities of the Issuer. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(a).

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon approximately 87,400,000 shares of Common Stock outstanding, as reported on the Issuers 8K filed with the SEC on August 11, 2026.

The reported securities are held by BP Launch Aggregator LLC, an indirect wholly-owned subsidiary of the Reporting Person. BP Launch Aggregator LLC is managed by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in Common Stock within last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Signatures
- BasePoint Group Inc.: /s/ Matthew Kane, Matthew Kane, Chief Legal Officer (08/18/2026)